Exhibit 99.1

Amryt Reports Record Q1 2021 Financial and Operating Results

8.7% YoY revenue growth in the quarter to $48.4M

16.5% YoY underlying revenue growth excluding the impact of a LATAM periodic order in Q1 2020

5th consecutive quarter of positive EBITDA generation

National reimbursement achieved for metreleptin in England, Wales and France

Regulatory submissions for Oleogel-S101 (Filsuvez®) made to the FDA and EMA

Raising FY 2021 revenue guidance to $205M - $210M

Today announced proposed acquisition of Chiasma, Inc. (Nasdaq: CHMA)

Conference call and webcast today at 0830 EDT / 1330 BST

DUBLIN, Ireland, and Boston MA, May 5, 2021, Amryt (Nasdaq: AMYT, AIM: AMYT), a global, commercial-stage biopharmaceutical company dedicated to acquiring, developing and commercializing novel treatments for rare diseases, today provides a business update and announces unaudited financial results for the first quarter ended March 31, 2021.

Joe Wiley, CEO of Amryt Pharma, commented: “I am very pleased with today’s very strong results for Q1 which represent a 13.9% increase in revenues on Q4 and which demonstrate the continued positive momentum and growth we are experiencing in our business across our two commercial products globally. Q1 was extremely busy and we delivered a number of commercial and regulatory successes during the quarter. Our two commercial products, metreleptin and lomitapide, continue to deliver solid growth across a host of metrics including revenue, EBITDA growth, cash generation and market expansion. Our EBITDA has increased 115% compared to the same quarter in 2020.

We also achieved a number of positive reimbursement decisions in the quarter, notably for metreleptin in England, Wales and France. On the development front, we made regulatory submissions to both the FDA and EMA for Oleogel-S10 and we continue to work with the respective agencies as we progress towards potential approval and prepare for launch. If approved, we have the commercial team, systems and infrastructure in place to both grow our existing products and to leverage these capabilities to launch Oleogel-S10.

Given the strong performance of the business during the quarter, we are now increasing our revenue guidance for 2021 from $200-$205 million to $205-$210 million excluding any potential contribution from the proposed Chiasma transaction, which represents growth of between 12% - 15% on 2020.

Furthermore, we today announced the proposed acquisition of Chiasma, Inc. (Nasdaq: CHMA). We believe this transformational deal can pave a path to a combined potential $1BN peak revenue for Amryt.”

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Q1 2021 & Recent Business Highlights:

•	Submitted a New Drug Application to the FDA for Oleogel-S10
•	Marketing Authorisation Application (MAA) accepted by the EMA for Oleogel-S10
•	Reimbursement approval for metreleptin in England, Wales and France
•	Positive feedback from the FDA on the path forward for metreleptin indication in partial lipodystrophy (PL) – Phase 3 planned for Q4 2021
•	Positive results reported from an investigator sponsored study of lomitapide in familial chylomicronaemia syndrome (FCS)
•	Multi-regional distribution and product agreements signed with Medison in Canada and in Israel
•	Announced proposed acquisition of Chiasma, Inc. (Nasdaq: CHMA)

Q1 Commercial Product Performance:

	Q1 2021 (unaudited)
	US	EMEA	Other	Total
	US$’000	US$’000	US$’000	US$’000
Metreleptin	16,239	12,971	750	29,960
Lomitapide	8,324	7,440	2,420	18,184
Other	-	223	65	288
Total revenue	24,563	20,634	3,235	48,432

	Q1 2020 (unaudited)
	US	EMEA	Other	Total
	US$’000	US$’000	US$’000	US$’000
Metreleptin	14,914	8,628	3,385	26,927
Lomitapide	9,470	5,233	2,718	17,421
Other	-	226	-	226
Total revenue	24,384	14,087	6,103	44,574

•	8.7% revenue growth in Q1 2021 to $48.4M (Q1 2020: $44.6M)
•	16.5% underlying YoY revenue growth excluding a periodic LATAM order in Q1 2020 that did not occur in Q1 2021. A significant order has now been received and will be booked in Q2 2021.
•	11.3% increase in metreleptin revenues YoY to $30.0M in Q1 2021 (Q1 2020: $26.9M). Excluding impact of periodic LATAM ordering, metreleptin revenues grew 25.3% in Q1.
•	US accounted for 54.2% of global metreleptin revenues and EMEA accounted for 43.3% in Q1 2021. EMEA metreleptin revenues increased by 50.3% in Q1 2021 versus Q1 2020.
•	4.4% increase in lomitapide revenues to $18.2M in Q1 (Q1 2020: $17.4M)
•	US accounted for 45.8% of global lomitapide revenues and EMEA accounted for 40.9% in Q1 2021. EMEA lomitapide revenues increased by 42.2% in Q1 2021 versus Q1 2020.
•	13.9% QoQ revenue growth in Q1 2021 versus Q4 2020 ($42.5M)

Q1 Financial Highlights:

•	$3.4M operating loss before finance expense for Q1 2021 (Q1 2020: $17.0M). Excluding non-cash items and share based compensation expenses, this resulted in EBITDA[3] of $9.9M (Q1 2020: $4.6M).
•	Cash of $118.6M at March 31, 2021 (Dec 31, 2020: $118.8M)
•	Legacy fines levied on Aegerion were fully discharged in Q1 2021

[1]	For the purposes of this announcement, we use the name Oleogel-S10. Filsuvez® has been selected as the brand name for the product but please note, Amryt does not, as yet, have regulatory approval for Filsuvez® to treat EB.

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IFRS and non-GAAP adjusted Q1 2021 results:

US$M	Q1 2020 (unaudited)	Q1 2021 (unaudited)	Q1 2021 Non-cash adjustments[2]	Q1 2021 Non-GAAP Adjusted
Revenue	44.6	48.4	-	48.4
Gross profit	12.0	24.9	11.7	36.7
R&D expenses	(8.9)	(8.9)	-	(8.9)
SG&A expenses	(18.4)	(18.2)	0.3	(17.9)
Acquisition & severance related costs	(0.9)	-	-	-
Share based compensation expenses	(0.8)	(1.3)	1.3	-
Operating (loss) / profit before finance expense	(17.0)	(3.4)	13.3	9.9[3]

The Q1 operating loss of $3.4M includes the impact of non-cash items including amortisation, depreciation and the impact of share-based compensation expenses. Adjusting for these non-cash items, the Company delivered $9.9M of EBITDA3 for the quarter.

[2]	Non-cash items include amortisation of the acquired metreleptin and lomitapide intangible assets ($10.7M), amortisation of the inventory fair value step-up that was acquired at the acquisition date ($1.0M), depreciation and amortisation ($0.3M) and share based compensation expenses ($1.3M).
[3]	EBITDA is earnings before interest, tax, depreciation, amortisation and share based compensation expenses. To supplement Amryt's financial results presented in accordance with IFRS generally accepted accounting principles, the Company uses EBITDA as a key measure of company performance as the Company believes that this measure is most reflective of the operational profitability or loss of the Company and provides management and investors with useful supplementary information which can enhance their ability to evaluate the operating performance of the business. EBITDA, as measured by the Company, is not meant to be considered in isolation or as a substitute to operating profit / loss attributable to Amryt and should be read in conjunction with the Company's condensed consolidated financial statements prepared in accordance with IFRS.

Post-Period End Events:

The company earlier today announced that it has signed a definitive agreement to acquire Chiasma, Inc. (Nasdaq: CHMA). The combined Company will be a global leader in rare and orphan diseases with three on-market commercial products, a global commercial and operational footprint and a significant development pipeline of therapies with the financial flexibility to execute its growth plans.

Guidance & Outlook:

Amryt issued FY 2021 revenue guidance on March 4, 2021 indicating that FY 2021 revenues were expected to be in the range of $200M-$205M. Given the continued strong performance of the Company’s commercial products, the board is now increasing FY 2021 revenue guidance to a range of $205M-$210M excluding any potential contribution from the proposed Chiasma transaction, which represents growth of 12-15% versus FY 2020.

Conference Call & Webcast:

Amryt will host a conference call and webcast for analysts and investors on May 5 at 0830 EDT/1330 BST. Webcast Player URL: https://edge.media-server.com/mmc/p/hdecnon9

Telephone Dial in details:

United States	+1 646 787 1226
United Kingdom	+44 (0) 203 009 5709
Ireland	+353 (1) 506 0626
Confirmation Code	8698345

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About Amryt

Amryt is a global commercial-stage biopharmaceutical company focused on acquiring, developing and commercializing innovative treatments to help improve the lives of patients with rare and orphan diseases. Amryt comprises a strong and growing portfolio of commercial and development assets.

Amryt’s commercial business comprises two orphan disease products – metreleptin (Myalept®/ Myalepta®) and lomitapide (Juxtapid®/ Lojuxta®).

Myalept®/Myalepta® (metreleptin) is approved in the US (under the trade name Myalept®) as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired generalized lipodystrophy (GL) and in the EU (under the trade name Myalepta®) as an adjunct to diet for the treatment of leptin deficiency in patients with congenital or acquired GL in adults and children two years of age and above and familial or acquired partial lipodystrophy (PL) in adults and children 12 years of age and above for whom standard treatments have failed to achieve adequate metabolic control. For additional information, please follow this link.

Juxtapid®/Lojuxta® (lomitapide) is approved as an adjunct to a low-fat diet and other lipid-lowering medicinal products for adults with the rare cholesterol disorder, Homozygous Familial Hypercholesterolaemia ("HoFH") in the US, Canada, Colombia, Argentina and Japan (under the trade name Juxtapid®) and in the EU, Israel and Brazil (under the trade name Lojuxta®). For additional information, please follow this link.

Amryt's lead development candidate, Oleogel-S10 (Filsuvez®) is a potential treatment for the cutaneous manifestations of Junctional and Dystrophic Epidermolysis Bullosa (“EB”), a rare and distressing genetic skin disorder affecting young children and adults for which there is currently no approved treatment. Filsuvez® has been selected as the brand name for Oleogel-S10. The product does not currently have regulatory approval to treat EB.

Amryt’s pre-clinical gene therapy platform, AP103, offers a potential treatment for patients with Dystrophic EB, and is also potentially relevant to other genetic disorders.

For more information on Amryt, including products, please visit www.amrytpharma.com.

This announcement contains inside information for the purposes of article 7 of the Market Abuse Regulation (EU) 596/2014. The person making this notification on behalf of Amryt is Rory Nealon, CFO/COO and Company Secretary.

Financial Advisors

Shore Capital (Edward Mansfield, Daniel Bush, John More) are NOMAD and Joint Broker to Amryt in the UK. Stifel (Ben Maddison) are Joint Broker to the company in the UK.

Forward-Looking Statements

This press release may contain forward-looking statements containing the words "expect", "anticipate", "intends", "plan", "estimate", "aim", "forecast", "project" and similar expressions (or their negative) identify certain of these forward-looking statements. The forward-looking statements in this announcement are based on numerous assumptions and Amryt's present and future business strategies and the environment in which Amryt expects to operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These statements are not guarantees of future performance or the ability to identify and consummate investments. Many of these risks and uncertainties relate to factors that are beyond each of Amryt's ability to control or estimate precisely, such as future market conditions, the course of the COVID-19 pandemic, currency fluctuations, the behaviour of other market participants, the outcome of clinical trials, the actions of regulators and other factors such as Amryt's ability to obtain financing, changes in the political, social and regulatory framework in which Amryt operates or in economic, technological or consumer trends or conditions. Past performance should not be taken as an indication or guarantee of future results, and no representation or warranty, express or implied, is made regarding future performance. No person is under any obligation to update or keep current the information contained in this announcement or to provide the recipient of it with access to any additional relevant information that may arise in connection with it. Such forward-looking statements reflect the Company’s current beliefs and assumptions and are based on information currently available to management.

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Contacts

Joe Wiley, CEO / Rory Nealon, CFO/COO, +353 (1) 518 0200, ir@amrytpharma.com

Edward Mansfield, Shore Capital, NOMAD, +44 (0) 207 468 7906, edward.mansfield@shorecap.co.uk

Tim McCarthy, LifeSci Advisors, LLC, +1 (212) 915 2564, tim@lifesciadvisors.com

Amber Fennell, Consilium Strategic Communications, +44 (0) 203 709 5700

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Amryt Pharma plc
Condensed Consolidated Statement of Comprehensive Loss

		Three Months Ended March 31,
	Note	2021 (unaudited)	2020 (unaudited)
		US$’000	US$’000
Revenue	3	48,432	44,574
Cost of sales		(23,489)	(32,620)
Gross profit		24,943	11,954
Research and development expenses		(8,916)	(8,934)
Selling, general and administrative expenses		(18,156)	(18,406)
Restructuring and acquisition costs	5	—	(853)
Share based payment expenses	4	(1,263)	(745)
Operating loss before finance expense		(3,392)	(16,984)
Non-cash change in fair value of contingent consideration	5	(2,874)	(2,906)
Non-cash contingent value rights finance expense	5	(1,763)	(1,448)
Net finance expense - other		(7,898)	(9,416)
Loss on ordinary activities before taxation		(15,927)	(30,754)
Tax (charge)/credit on loss on ordinary activities		(610)	1,857
Loss for the period attributable to the equity holders of the Company		(16,537)	(28,897)
Exchange translation differences which may be reclassified through profit or loss		2,547	(13)
Total other comprehensive income/(loss)		2,547	(13)
Total comprehensive loss for the period attributable to the equity holders of the Company		(13,990)	(28,910)

Loss per share
Loss per share - basic and diluted, attributable to ordinary equity holders of the parent (US$)	6	(0.09)	(0.19)

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Amryt Pharma plc
Condensed Consolidated Statement of Financial Position

		As at,
	Note	March 31, 2021 (unaudited)	December 31, 2020 (audited)
		US$’000	US$’000
Assets
Non-current assets
Goodwill	7	19,131	19,131
Intangible assets	7	292,315	305,369
Property, plant and equipment		7,156	7,574
Other non-current assets		1,484	1,542
Total non-current assets		320,086	333,616
Current assets
Trade and other receivables	8	43,963	43,185
Inventories		39,371	40,992
Cash and cash equivalents, including restricted cash	9	118,551	118,798
Total current assets		201,885	202,975
Total assets		521,971	536,591

Equity and liabilities
Equity attributable to owners of the parent
Share capital	10	13,899	13,851
Share premium	10	51,596	51,408
Other reserves	10	241,011	236,488
Accumulated deficit		(252,142)	(235,605)
Total equity		54,364	66,142
Non-current liabilities
Contingent consideration and contingent value rights	5	149,064	148,323
Deferred tax liability		6,753	6,612
Long term loan	11	88,769	87,302
Convertible notes	12	102,216	101,086
Provisions and other liabilities	13	26,649	25,951
Total non-current liabilities		373,451	369,274
Current liabilities
Trade and other payables		87,189	90,236
Provisions and other liabilities	13	6,967	10,939
Total current liabilities		94,156	101,175
Total liabilities		467,607	470,449
Total equity and liabilities		521,971	536,591

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Amryt Pharma plc
Condensed Consolidated Statement of Cash Flows

		Three months ended March 31,
	Note	2021 (unaudited)	2020 (unaudited)
		US$’000	US$’000
Cash flows from operating activities
Loss on ordinary activities after taxation		(16,537)	(28,897)
Net finance expense - other		7,898	9,416
Depreciation and amortization		11,058	11,241
Amortization of inventory fair value step-up		951	9,503
Share based payment expenses	4	1,263	745
Non-cash change in fair value of contingent consideration	5	2,874	2,906
Non-cash contingent value rights finance expense	5	1,763	1,448
Deferred taxation credit		141	(1,576)
Movements in working capital and other adjustments:
Change in trade and other receivables	8	(778)	(4,792)
Change in trade and other payables		(3,483)	9,416
Change in provision and other liabilities	13	(3,138)	(3,435)
Change in inventories		670	216
Change in non-current assets		58	(4)
Net cash flow from operating activities		2,740	6,187

Cash flow from investing activities
Payments for property, plant and equipment		(71)	(79)
Payments for intangible assets		(416)	—
Deposit interest received		1	66
Net cash flow used in investing activities		(486)	(13)

Cash flow from financing activities
Net costs from issue of equity instruments		(175)	—
Interest paid		(1,418)	(1,506)
Payment of leases		(263)	—
Net cash flow from financing activities		(1,856)	(1,506)

Exchange and other movements		(645)	(3,830)

Net change in cash and cash equivalents		(247)	838
Cash and cash equivalents at beginning of the period		118,798	67,229
Restricted cash at end of the period	9	29	1,093
Cash at bank available on demand at end of the period	9	118,522	66,974
Total cash and cash equivalents at end of the period	9	118,551	68,067

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Amryt Pharma plc
Condensed Consolidated Statement of Changes in Equity

For the period ended March 31, 2021

(unaudited)

	Note	Share capital	Share premium	Warrant reserve	Treasury shares	Share based payment reserve	Merger reserve	Reverse acquisition reserve	Equity component of convertible notes	Other distributable reserves	Currency translation reserve	Accumulated deficit	Total
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at January 1, 2021 (audited)		13,851	51,408	14,762	(7,421)	7,860	42,627	(73,914)	29,210	217,634	5,730	(235,605)	66,142
Loss for the period		—	—	—	—	—	—	—	—	—	—	(16,537)	(16,537)
Foreign exchange translation reserve		—	—	—	—	—	—	—	—	—	2,547	—	2,547
Total comprehensive loss		—	—	—	—	—	—	—	—	—	2,547	(16,537)	(13,990)
Transactions with owners
Issue of treasury shares in exchange for warrants	10	23	99	—	439	—	—	—	—	—	—	—	561
Issue of treasury shares for share options exercised	10	25	89	—	465	(191)	—	—	—	—	—	—	388
Share based payment expense	4	—	—	—	—	1,263	—	—	—	—	—	—	1,263
Share based payment expense – Lapsed		—	—	—	—	—	—	—	—	—	—	—	—
Total transactions with owners		48	188	—	904	1,072	—	—	—	—	—	—	2,212
Balance at March 31, 2021 (unaudited)		13,899	51,596	14,762	(6,517)	8,932	42,627	(73,914)	29,210	217,634	8,277	(252,142)	54,364

For the period ended March 31, 2020

(unaudited)

	Note	Share capital	Share premium	Warrant reserve	Treasury shares	Share based payment reserve	Merger reserve	Reverse acquisition reserve	Equity component of convertible notes	Other distributable reserves	Currency translation reserve	Accumulated deficit	Total
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at January 1, 2020 (audited)		11,918	2,422	29,523	(7,534)	3,190	42,627	(73,914)	29,210	217,634	7,920	(133,674)	129,322
Loss for the period		—	—	—	—	—	—	—	—	—	—	(28,897)	(28,897)
Foreign exchange translation reserve		—	—	—	—	—	—	—	—	—	(13)	—	(13)
Total comprehensive loss		—	—	—	—	—	—	—	—	—	(13)	(28,897)	(28,910)
Transactions with owners
Share based payment expense	4	—	—	—	—	745	—	—	—	—	—	—	745
Share based payment expense – Lapsed		—	—	—	—	(2)	—	—	—	—	—	2	—
Total transactions with owners		—	—	—	—	743	—	—	—	—	—	2	745
Balance at March 31, 2020 (unaudited)		11,918	2,422	29,523	(7,534)	3,933	42,627	(73,914)	29,210	217,634	7,907	(162,569)	101,157

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1. General information

Amryt is a global commercial-stage biopharmaceutical company focused on acquiring, developing and commercializing innovative treatments to help improve the lives of patients with rare and orphan diseases. Amryt comprises a strong and growing portfolio of commercial and development assets.

As used herein, references to ‘‘we,’’ ‘‘us,’’ ‘‘Amryt’’ or the ‘‘Group’’ in these condensed consolidated interim financial statements shall mean Amryt Pharma plc and its global subsidiaries, collectively. References to the ‘‘Company’’ in these condensed consolidated interim financial statements shall mean Amryt Pharma plc.

Amryt Pharma plc is a company incorporated in England and Wales. The Company is listed on Nasdaq (ticker: AMYT) and the AIM market of the London Stock Exchange (ticker: AMYT).

Aegerion Pharmaceuticals, Inc. (“Aegerion”), a former subsidiary of Novelion Therapeutics Inc., is a rare and orphan disease company with a diversified offering of multiple commercial and development stage assets. The acquisition of Aegerion by Amryt in September 2019 has given Amryt an expanded commercial footprint to market two U.S. and EU approved products, lomitapide (Juxtapid (U.S.) / Lojuxta (EU)) and metreleptin (Myalept (U.S.) / Myalepta (EU)).

Amryt's lead development asset, Filsuvez®/Oleogel-S10, is a potential treatment for Epidermolysis Bullosa ("EB"), a rare and distressing genetic skin disorder for which there is currently no treatment. Oleogel-S10 is currently an investigational product and has not received regulatory approval by the FDA or EMA. Filsuvez® has been selected as the brand name for the product. On September 20, 2019, Amryt registered Filsuvez® as the trademark name for Oleogel-S10 in the European Union. On February 18, 2020, Amryt also registered this trademark name in the United States and is in the process of registering the trademark in other key jurisdictions.

On July 8, 2020, Amryt listed on the NASDAQ Global Select Market under the symbol AMYT. The Ordinary Shares will continue to trade on the AIM market of the London Stock Exchange.

On August 11, 2020 Amryt announced that the Company gave Euronext Dublin (“Euronext”) notice of its intention to cancel the admission of the Company’s Ordinary Shares (‘Ordinary Shares”) to trading on the Euronext Growth Market ("Cancellation"). The last day of trading in Ordinary Shares on the Euronext Growth Market was September 8, 2020. The Cancellation applies only to the Euronext Growth Market and will have no effect on the Company’s American Depositary Shares (“ADSs”) which trade on the NASDAQ Global Select Market under the symbol AMYT or on Amryt’s Ordinary Shares trading on the AIM market of the London Stock Exchange.

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2. Accounting policies

Basis of preparation

The condensed consolidated interim financial statements of the Group have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (‘‘IFRS’’) and should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2020. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the Group’s financial position and performance since the last annual financial statements. The accounting policies used in the preparation of the interim financial information are the same as those used in the Group’s audited financial statements for the year ended December 31, 2020 and those which are expected to be used in the financial statements for the year ended December 31, 2021.

Results for the three-month period ended March 31, 2021 are not necessarily indicative of the results that may be expected for the financial year ending December 31, 2021.

Basis of going concern

Having considered the Group’s current financial position and cash flow projections, the Board of Directors believes that the Group will be able to continue in operational existence for at least the next 12 months from the date of approval of these condensed consolidated interim financial statements and that it is appropriate to continue to prepare the condensed consolidated interim financial statements on a going concern basis.

As part of their inquiries, the Board of Directors reviewed budgets, projected cash flows, and other relevant information for a period not less than 12 months from the date of approval of the condensed consolidated interim financial statements for the period ended March 31, 2021.

Basis of consolidation

The condensed consolidated interim financial statements comprise the financial statements of the Group for the period ended March 31, 2021. Subsidiaries are entities controlled by the Company. Where the Company has control over an investee, it is classified as a subsidiary. The Company controls an investee if all three of the following elements are present: power over an investee, exposure or rights to variable returns from its involvement with the investee and the ability to use its power to affect those variable returns. Control is reassessed whenever facts and circumstances indicate that there may be a change in any of these elements of control.

Subsidiaries are fully consolidated from the date that control commences until the date that control ceases. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group. Intergroup balances and any unrealized gains or losses, income or expenses arising from intergroup transactions are eliminated in preparing the condensed consolidated interim financial statements.

Presentation of balances

The condensed consolidated interim financial statements are presented in U.S. dollars (‘‘US$’’), rounded to the nearest thousand, which is the functional currency of the Company and presentation currency of the Group.

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The following table discloses the major exchange rates of those currencies other than the functional currency of US$ that are utilized by the Group:

Foreign currency units to 1 US$	€	£	CHF	SEK	NOK	DKK
Average period to March 31, 2021 (unaudited)	0.8292	0.7253	0.9043	8.3868	8.5171	6.1669
At March 31, 2021 (unaudited)	0.8519	0.7274	0.9414	8.7214	8.5547	6.3351

Foreign currency units to 1 US$	€	£	CHF	SEK	NOK	DKK
Average period to December 31, 2020 (audited)	0.8777	0.7799	0.9391	9.2135	9.4206	6.5432
At December 31, 2020 (audited)	0.8141	0.7365	0.8829	8.1885	8.5671	6.0570

Foreign currency units to 1 US$	€	£	CHF	SEK	NOK	DKK
Average period to March 31, 2020 (unaudited)	0.9068	0.7809	0.9679	9.6618	9.4731	6.7750
At March 31, 2020 (unaudited)	0.9043	0.8068	0.9570	9.9977	10.5721	6.7517

(€ = Euro; £ = Pounds Sterling, CHF = Swiss Franc, SEK = Swedish Kroner, NOK = Norwegian Kroner, DKK = Danish Kroner)

Changes in accounting policies and disclosures

There are no new standards and amendments to IFRS effective as of January 1, 2021 that are relevant to the Group.

Critical accounting judgements and key sources of estimation uncertainty

In preparing these condensed consolidated interim financial statements in conformity with IFRS management is required to make judgements, estimates and assumptions that affect the application of policies and amounts reported in the condensed consolidated interim financial statements and accompanying notes. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The significant estimates, assumptions or judgements, applied in the condensed consolidated interim financial statements were the same as those applied in the Group’s audited financial statements for the year ended December 31, 2020.

Principal accounting policies

The condensed consolidated interim financial statements have been prepared in accordance with the accounting policies adopted in the Group’s audited financial statements for the year ended December 31, 2020.

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3. Segment information

The Group is a global, commercial-stage biopharmaceutical company dedicated to commercializing and developing novel therapeutics to treat patients suffering from serious and life-threatening rare diseases.

The Group currently operates as one business segment, pharmaceuticals, and is focused on the development and commercialization of two commercial products and two development products. The Group derives its revenues primarily from one source, being the pharmaceutical sector with high unmet medical need.

The Group’s Chief Executive Officer, Joseph Wiley, is currently the Company’s chief operating decision maker (‘‘CODM’’). The Group does not operate any separate lines of business or separate business entities with respect to its products. Accordingly, the Group does not accumulate discrete financial information with respect to separate service lines and does not have separate reportable segments.

The following table summarizes total revenues from external customers by product and by geographic region, based on the location of the customer.

	Three months ended March 31, 2021 (unaudited)
	U.S.	EMEA	Other	Total
	US$’000	US$’000	US$’000	US$’000
Metreleptin	16,239	12,971	750	29,960
Lomitapide	8,324	7,440	2,420	18,184
Other	—	223	65	288
Total revenue	24,563	20,634	3,235	48,432

	Three months ended March 31, 2020 (unaudited)
	U.S.	EMEA	Other	Total
	US$’000	US$’000	US$’000	US$’000
Metreleptin	14,914	8,628	3,385	26,927
Lomitapide	9,470	5,233	2,718	17,421
Other	—	226	—	226
Total revenue	24,384	14,087	6,103	44,574

Major Customers

For the three months ended March 31, 2021, one customer accounted for 51%, respectively, of the Group’s net revenues (2020: 55%, respectively) and accounted for 46% of the Group’s March 31, 2021 accounts receivable balance (December 31, 2020: 42%).

4. Share based payments

Under the terms of the Company’s Employee Share Option Plan, options to purchase 26,919,292 shares were outstanding at March 31, 2021. Under the terms of this plan, options are granted to officers, consultants and employees of the Group at the discretion of the Remuneration Committee. A total of 8,465,644 share options were granted to non-executive directors and employees in the three-month period ended March 31, 2021. For the year ended December 31, 2020, a total of 4,432,000 share options were granted to directors and employees.

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The terms and conditions of the grants are as follows, whereby all options are settled by physical delivery of shares:

Vesting conditions

The employee share options vest following a period of service by the officer or employee. The required period of service is determined by the Remuneration Committee at the date of grant of the options (usually the date of approval by the Remuneration Committee) and it is generally over a three-year period. There are no market conditions associated with the share option vesting periods.

Contractual life

The term of an option is determined by the Remuneration Committee provided that the term may not exceed a period of seven to ten years from the date of grant. All options will terminate 90 days after termination of the option holder’s employment, service or consultancy with the Group except where a longer period is approved by the Board of Directors. Under certain circumstances involving a change in control of the Group, each option will automatically accelerate and become exercisable in full as of a date specified by the Board of Directors.

Outstanding warrants at March 31, 2021 consisted of 8,966,520 zero cost warrants (December 31, 2020: 8,966,520) with no expiration date that were issued to Aegerion creditors in connection with the acquisition of Aegerion. The remaining warrants consisting of 62,153 warrants (December 31, 2020: 345,542) were issued in connection with the admission to the AIM in 2016 and have since lapsed in April 2021.

The number and weighted average exercise price (in Sterling pence) of share options and warrants per ordinary share is as follows:

	Share Options			Warrants
	Units	Weighted average exercise price (Sterling pence)		Units	Weighted average exercise price (Sterling pence)
Balance at 1 January 2020	14,481,720	116.00	p	17,541,815	0.03	p
Granted	4,432,000	144.76	p	—	—
Lapsed	(87,119)	113.42	p	—	—
Exercised	(72,953)	120.72	p	(8,229,753)	—
Outstanding at 31 December 2020 (audited)	18,753,648	122.79	p	9,312,062	0.05	p
Exercisable at 31 December 2020 (audited)	5,866,152	114.24	p	9,312,062	0.05	p

Balance at 1 January 2021	18,753,648	122.79	p	9,312,062	0.05	p
Granted	8,465,644	201.17	p	—	—
Lapsed	—	—		—	—
Exercised	(300,000)	93.72	p	(283,389)	1.44	p
Outstanding at 31 March 2021 (unaudited)	26,919,292	147.77	p	9,028,673	0.01	p
Exercisable at 31 March 2021 (unaudited)	6,237,902	116.25	p	9,028,673	0.01	p

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Fair value is estimated at the date of grant using the Black-Scholes pricing model, taking into account the terms and conditions attached to the grant. The following are the inputs to the model for the equity instruments granted during the period:

	March 31, 2021 Options Inputs (unaudited)		March 31, 2021 Warrant Inputs (unaudited)	December 31, 2020 Options Inputs (audited)	December 31, 2020 Warrant Inputs (audited)
Days to Expiration	2,555		—	2,555	—
Volatility	37%		—	33%-37%	—
Risk free interest rate	0.77%		—	0.39%-0.46%	—
Share price at grant	201.2	p	—	123.5p–178.9p	—

In the three months ended March 31, 2021, a total of 8,465,644 share options exercisable at a weighted average price of £2.012 were granted. The fair value of share options granted in the three months ended March 31, 2021 was £17,030,000/US$23,479,000.

The share options outstanding as at March 31, 2021 have a weighted remaining contractual life of 5.78 years with exercise prices ranging from £0.76 to £2.012.

The 2016 warrants outstanding as at March 31, 2021 have since lapsed in April 2021.

Restricted Share Units

Under the terms of the Company’s Employee Share Option Plan, restricted share units (“RSUs”) to purchase 1,834,090 shares were outstanding at March 31, 2021. Under the terms of this plan, RSUs are granted to officers, consultants and employees of the Group at the discretion of the Remuneration Committee. For the period ended March 31, 2021, a total of 293,180 RSUs were granted to employees of the company. For the year ended December 31, 2020, a total of 1,556,960 RSUs were granted to employees of the company. The fair value of the RSUs is based on the share price at the date of grant, with the expense spread over the vesting period. The fair value of RSUs granted in the period ended March 31, 2021 was US$861,000. At March 31,2021, the total RSUs granted to date have a weighted remaining contractual life of 2.45 years. The following table summarizes the RSU activity for the period:

	RSUs
	Unit	Weighted average fair value (US$)
Balance at January 1, 2021	1,549,910	$2.35
Granted	293,180	$2.80
Lapsed	(9,000)	$2.32
Exercised	—	—
Outstanding at March 31, 2021	1,834,090	$2.43

The value of share options and RSU’s charged to the Condensed Consolidated Statement of Comprehensive Loss during the period is as follows:

	Three months ended March 31,
	2021 (unaudited)	2020 (unaudited)
	US$’000	US$’000
Share option expense	879	745
RSU expense	384	—
Total share option expense	1,263	745

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5. Business combinations and asset acquisitions

Acquisition of Aegerion Pharmaceuticals

On May 20, 2019, Amryt entered into a Restructuring Support Agreement (as subsequently amended on June 12, 2019) and Plan Funding Agreement pursuant to which, among other matters, Amryt agreed to the acquisition of Aegerion Pharmaceuticals, Inc. (‘‘Aegerion’’), a former wholly-owned subsidiary of Novelion Therapeutics Inc. (‘‘Novelion’’). On May 20, 2019, Aegerion and its U.S. subsidiary, Aegerion Pharmaceuticals Holdings, Inc., filed voluntary petitions under Chapter 11 of Title 11 of the U.S. Code in the Bankruptcy Court. On September 24, 2019, Amryt completed the acquisition of Aegerion. Amryt acquired Aegerion upon its emergence from bankruptcy in an exchange for ordinary shares and zero cost warrants in Amryt. Amryt issued 85,092,423 effective shares at US$1.793 per share, which is made up of 77,027,423 ordinary shares and 8,065,000 zero cost warrants, to acquire Aegerion for a value of US$152,615,000.

The Company believes that the acquisition of Aegerion will enable the Group to advance the Group’s ambition to create a global leader in rare and orphan diseases with a diversified offering of multiple development-stage and commercial assets and provides it with scale to support further growth.

As part of the acquisition of Aegerion, it was agreed, for certain Aegerion creditors who wished to restrict their percentage share interest in Amryt’s issued share capital, to issue to the relevant Aegerion creditor, as an alternative to Amryt’s ordinary shares, an equivalent number of new zero cost warrants to subscribe for Amryt’s ordinary shares to be constituted on the terms of the zero cost warrant.

Relevant Aegerion creditors are entitled at any time to exercise the zero cost warrants, at which point in time, the Company would issue to that Aegerion creditor the relevant number of fully paid ordinary shares in return for the exercise of the zero cost warrants. Each zero cost warrant entitles the holder thereof to subscribe for one ordinary share. The zero cost warrants constitute the Company’s direct and unsecured obligations and rank pari passu and without any preference among themselves (save for any obligations to be preferred by law) at least equally with the Company’s other present and future unsecured and unsubordinated obligations. The zero cost warrants are not transferable except with the Company’s prior written consent.

During the three months ended March 31, 2021, the Group incurred no additional acquisition and restructuring related costs relating to external legal fees, advisory fees, due diligence costs and severance costs (March 31, 2020: US$853,000). These costs were included in operating costs in the Condensed Consolidated Statement of Comprehensive loss.

Contingent Value Rights

Related to the transaction, Amryt issued Contingent Value Rights (‘‘CVRs’’) pursuant to which up to US$85,000,000 may become payable to Amryt’s shareholders and optionholders, who were on the register prior to the completion of the acquisition on September 20, 2019, if certain approval and revenue milestones are met in relation Oleogel-S10, Amryt’s lead product candidate. If any such milestone is achieved, Amryt may elect to pay the holders of CVRs by the issue of Amryt shares or loan notes. If Amryt elects to issue Loan Notes to holders of CVRs, it will settle such loan notes in cash 120 days after their issue. If none of the milestones are achieved, scheme shareholders and optionholders will not receive any additional consideration under the terms of the CVRs. In these circumstances, the value of each CVR would be zero.

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The terms of the CVRs are as follows:

•	The total CVR payable is up to US$85,000,000
•	This is divided into three milestones which are related to the success of Oleogel-S10 (the Group’s lead development asset)

•	FDA approval
o	US$35,000,000 upon FDA approval
o	100% of the amount due if approval is obtained before December 31, 2021, with a sliding scale on a linear basis to zero if before July 1, 2022

•	EMA approval
o	US$15,000,000 upon EMA approval
o	100% of the amount due if approval is obtained before December 31, 2021, with a sliding scale on a linear basis to zero if before July 1, 2022

•	Revenue targets
o	US$35,000,000 upon Oleogel-S10 revenues exceeding US$75,000,000 in any 12-month period prior to June 30, 2024

•	Payment can at the Board’s discretion be in the form of either:
o	120-day loan notes (effectively cash), or
o	Shares valued using the 30 day / 45-day VWAP.

The CVRs were contingent on the successful completion of the acquisition and, accordingly, have been based on fair value as at September 24, 2019. The CVRs have been classified as a financial liability in the Condensed Consolidated Statement of Financial Position. Given that CVRs were issued to legacy Amryt shareholders in their capacity as owners of the identified acquirer as opposed to the seller in the transaction, management concluded that the most appropriate classification would be to recognize the CVR as a distribution on consolidation instead of goodwill.

Measurement of CVRs

As at March 31, 2021, the carrying value of the CVRs was US$63,180,000 (December 31, 2020: US$61,417,000). The value of the potential payout was calculated using the probability-weighted expected returns method. Using this method, the potential payment amounts were multiplied by the probability of achievement and discounted to present value. The probability adjusted present values took into account published orphan drug research data and statistics which were adjusted by management to reflect the specific circumstances applicable to the type of product acquired in the Amryt GmbH transaction. The market-based probability chance of success is based on market benchmarks for orphan drugs was estimated at 89% in the period ended March 31, 2021 (2020: 89%). Discount rates of 10% and 16.5%, as applicable, were used in the calculation of the present value of the estimated contractual cash flows for the period ended March 31, 2021 (December 31, 2020: 10% and 16.5%). Management was required to make certain estimates and assumptions in relation to revenue forecasts, timing of revenues and probability of achievement of commercialization of Oleogel-S10. However, management notes that, due to issues outside their control (i.e. regulatory requirements and the commercial success of the product), the timing of when such revenue targets may occur may change. Such changes may have a material impact on the assessment of the expected cash flows of the CVRs.

Amryt reviews the expected cash flows on a regular basis as the discount on initial recognition is being unwound as financing expenses in the Condensed Consolidated Statement of Comprehensive Loss over the life of the obligation. It is reviewed on a quarterly basis and the appropriate finance charge is booked in the Condensed Consolidated Statement of Comprehensive Loss on a quarterly basis. The Group received positive topline data from the phase 3 EASE trial of Oleogel-S10 in September 2020. The Group recently submitted applications for approval from the FDA and the EMA.

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The total non-cash finance charge recognized in the Condensed Consolidated Statement of Comprehensive Loss for the three months ended March 31, 2021 is US$1,763,000 (March 31, 2020: US$1,448,000).

Acquisition of Amryt GmbH (previously ‘‘Birken’’)

Amryt DAC signed a conditional share purchase agreement to acquire Amryt GmbH on October 16, 2015 (‘‘Amryt GmbH SPA’’). The Amryt GmbH SPA was completed on April 18, 2016 with Amryt DAC acquiring the entire issued share capital of Amryt GmbH. The consideration included contingent consideration comprising milestone payments and sales royalties as follows:

•	Milestone payments of:
o	€10,000,000 on receipt of first marketing approval by the EMA of Episalvan, paid on the completion date (April 18, 2016);
o	Either (i) €5,000,000 once net ex-factory sales of Episalvan have been at least €100,000 or (ii) if no commercial sales are made within 24 months of EMA first marketing approval (being January 14, 2016), €2,000,000 24 months after receipt of such approval, which was paid in January 2018, and €3,000,000 following the first commercial sale of Episalvan;
o	€10,000,000 on receipt of marketing approval by the EMA or FDA of a pharmaceutical product containing Betulin as its API for the treatment of EB;
o	€10,000,000 once net ex-factory sales/net revenue of Oleogel S-10 first exceed €50,000,000 in any calendar year;
o	€15,000,000 once net ex-factory sales/ net revenue of Oleogel S-10 first exceed €100,000,000 in any calendar year;

•	Cash consideration of €150,000, due and paid on the completion date (April 18, 2016); and
•	Royalties of 9% on sales of Oleogel-S10 products for 10 years from first commercial sale.

Fair Value Measurement of Contingent Consideration

As at March 31, 2021, the fair value of the contingent consideration was estimated to be US$85,884,000 (December 31, 2020: US$86,906,000). The fair value of the royalty payments was determined using probability weighted revenue forecasts and the fair value of the milestone payments was determined using probability adjusted present values (see Note 14, Fair value measurement and financial risk management, for fair value hierarchy applied and impact of key unobservable impact data). The probability adjusted present values took into account published orphan drug research data and statistics which were adjusted by management to reflect the specific circumstances applicable to the type of product acquired in the Amryt GmbH transaction. The market-based probability chance of success is based on market benchmarks for orphan drugs was estimated at 89% for the period ended March 31, 2021 (December 31, 2020: 89%) following the positive results from our phase 3 EASE trial of Oleogel-S10 earlier in the year. A discount rate of 14.4% was used in the calculation of the fair value of the contingent consideration for the three months ended March 31, 2021 (December 31, 2020: 14.4%).

The Group received positive top line results from the phase 3 EASE trial of Oleogel-S10 in September 2020, and the Group recently submitted applications for approval from the FDA and the EMA.

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Amryt reviews the contingent consideration on a regular basis as the probability adjusted fair values are being unwound as financing expenses in the Condensed Consolidated Statement of Comprehensive Loss over the life of the obligation. The finance charge is being unwound as a financing expense in the Condensed Consolidated Statement of Comprehensive Loss on a quarterly basis.

The total non-cash finance charge recognized in the Condensed Consolidated Statement of Comprehensive Loss for the three months ended March 31, 2021 is US$2,874,000 (March 31, 2020: US$2,906,000).

6. Loss per share - basic and diluted

The weighted average number of shares in the loss per share (‘‘LPS’’) calculation, reflects the weighted average total actual shares of Amryt Pharma plc in issue at March 31, 2021.

Issued share capital - ordinary shares of £0.06 each

	Number of shares	Weighted average shares
March 31, 2021 (unaudited)	179,384,982	178,937,717
March 31, 2020 (unaudited)	154,498,887	154,498,887

The calculation of loss per share is based on the following:

	Three months ended March 31
	2021 (unaudited)	2020 (unaudited)
Loss after tax attributable to equity holders of the Company (US$’000)	(16,537)	(28,897)
Weighted average number of ordinary shares in issue	178,937,717	154,498,887
Fully diluted average number of ordinary shares in issue	178,937,717	154,498,887
Basic and diluted loss per share (US$)	(0.09)	(0.19)

Where a loss has occurred, basic and diluted LPS are the same because the outstanding share options and warrants are anti-dilutive. Accordingly, diluted LPS equals the basic LPS. The share options and warrants outstanding as at March 31, 2021 totaled 35,947,965 (March 31, 2020: 28,065,710) and are potentially dilutive.

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7. Intangible assets and goodwill

The following table summarizes the Group’s intangible assets and goodwill:

	Developed technology - metreleptin	Developed technology - lomitapide	In process R&D	Other intangible assets	Total intangible assets	Goodwill
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Cost
At January 1, 2020 (audited)	176,000	123,000	54,261	701	353,962	19,131
Additions	—	—	—	372	372	—
Acquired assets	—	—	591	—	591	—
Disposals	—	—	—	(246)	(246)	—
Foreign exchange movement	—	—	5,276	39	5,315	—
At December 31, 2020 (audited)	176,000	123,000	60,128	866	359,994	19,131
Additions	—	—	—	416	416	—
Foreign exchange movement	—	—	(2,667)	(35)	(2,702)	—
At March 31, 2021 (unaudited)	176,000	123,000	57,461	1,247	357,708	19,131

Accumulated amortization
At January 1, 2020 (audited)	7,314	4,143	—	178	11,635	—
Amortization charge	27,429	15,537	—	202	43,168	—
Accumulated amortization on disposals	—	—	—	(246)	(246)	—
Foreign exchange movement	—	—	—	68	68	—
At December 31, 2020 (audited)	34,743	19,680	—	202	54,625	—
Amortization charge	6,857	3,884	—	31	10,772	—
Foreign exchange movement	—	—	—	(4)	(4)	—
At March 31, 2021 (unaudited)	41,600	23,564	—	229	65,393	—

Net book value
At December 31, 2020 (audited)	141,257	103,320	60,128	664	305,369	19,131
At March 31, 2021 (unaudited)	134,400	99,436	57,461	1,018	292,315	19,131

Developed technology on commercially marketed products

In connection with the acquisition of Aegerion in September 2019, the Group acquired developed technology, metreleptin and lomitapide. These intangible assets are amortized over their estimated useful lives and the remaining useful lives for metreleptin and lomitapide are approximately 4.9 and 6.4 years, respectively, as of March 31, 2021 (December 31, 2020: 5.2 and 6.7 years, respectively).

In-process R&D

As a result of the acquisition of Amryt GmbH, in 2016, the Group recognized in-process R&D costs of €52,515,000 which is related to the Group’s lead development asset, Oleogel-S10.

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Goodwill

During 2019, the Group completed the acquisition of Aegerion, which resulted in aggregate goodwill of US$19,131,000.

The Group reviews events or changes in circumstances that may indicate a triggering event for impairment. Management applied its judgment in determining that there were no events or changes in circumstances causing any impairment triggers as of March 31, 2021. As such there was no impairment charge recorded during the three months ended March 31, 2021.

8. Trade and other receivables

	As at
	March 31, 2021 (unaudited)	December 31, 2020 (audited)
	US$’000	US$’000
Trade receivables	37,224	33,057
Accrued income and other debtors	6,220	8,423
VAT recoverable	519	1,705
Trade and other receivables	43,963	43,185

9. Cash and cash equivalents

	As at
	March 31, 2020 (unaudited)	December 31, 2020 (audited)
	US$’000	US$’000
Cash at bank available on demand	118,522	118,575
Restricted cash	29	223
Total cash and cash equivalents	118,551	118,798

Cash and cash equivalents include cash at bank available on demand and restricted cash.

At March 31, 2021 and December 31, 2020, there was US$29,000 and US$223,000 of restricted cash, respectively. The balance at December 31, 2020 includes a deposit on a company credit card facility for an amount of US$150,000. This was reduced to nil as at March 31, 2021. Additionally, there was US$29,000 held by a third-party distributor at March 31, 2021 (December 31, 2020: US$73,000.

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10. Share capital and reserves

Details of the number of issued ordinary shares with a nominal value of Sterling 6 pence (2020: 6 pence) each are in the table below.

	Ordinary shares	Treasury shares	Total
At January 1, 2020	154,498,887	4,864,656	159,363,543
Issue of shares in exchange for warrants	8,229,753	—	8,229,753
Issue of shares in equity fund raises	16,000,000	—	16,000,000
Issue of treasury shares for share options exercised	72,953	(72,953)	—
At December 31, 2020 (audited)	178,801,593	4,791,703	183,593,296
Issue of treasury shares in exchange for warrants	283,389	(283,389)	—
Issue of treasury shares for share options exercised	300,000	(300,000)	—
At March 31, 2021 (unaudited)	179,384,982	4,208,314	183,593,296

The components of equity are detailed in the Condensed Consolidated Statement of Changes in Equity and described in more detail below.

The total number of ordinary shares issued at March 31, 2021 of 183,593,296 (December 31, 2020: 183,593,296), includes treasury shares of 4,208,314 (December 31, 2020: 4,791,703).

In December 2020, the Company issued 3,200,000 American Deposit Shares (“ADSs”), each representing five ordinary shares, as part of a US$40,000,000 private placement equity raise to existing and new shareholders.

On March 11, 2021, the Company issued 300,000 ordinary shares from treasury shares following the exercise of share options. On March 11, 2021, the Company issued 283,389 ordinary shares from treasury shares in exchange for certain warrants. The Company issued 4,000,000 and 4,229,753 ordinary shares on July 15, 2020 and September 22, 2020, respectively, in exchange for certain warrants.

Share Capital

Share capital represents the cumulative par value arising upon issue of ordinary shares of Sterling 6 pence each.

The ordinary shares have the right to receive notice of, attend and vote at general meetings and participate in the profits of the Company.

Share Premium

Share premium represents the consideration that has been received in excess of the nominal value on issue of share capital net of issue costs and transfers to distributable reserves.

Warrant reserve

The warrant reserve represents zero cost warrants issued as part of the equity raise on September 24, 2019 net of issue costs apportioned to warrants issued and additional warrants issued to certain shareholders on November 14, 2019. Each warrant entitles the holder to subscribe for one ordinary share at zero cost. The Company issued 4,000,000 and 4,229,753 ordinary shares on July 15, 2020 and September 22, 2020, respectively, in exchange for certain warrants.

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Treasury Shares

In October 2020, the Company issued 72,953 ordinary shares from treasury shares following the exercise of share options. In March 2021, the Company issued a total of 583,389 ordinary shares from treasury shares, 300,000 ordinary shares relating to the exercise of share options and 283,389 ordinary shares following the exchange of certain warrants.

Share based payment reserve

Share based payment reserve relates to the charge for share based payments in accordance with IFRS 2. In March 2021, the Company issued 283,389 ordinary shares in exchange for certain warrants.

Merger reserve

The merger reserve was created on the acquisition of Amryt DAC by Amryt Pharma plc in April 2016. Ordinary shares in Amryt Pharma plc were issued to acquire the entire issued share capital of Amryt DAC. Under section 612 of the UK Companies Act 2006, the premium on these shares has been included in a merger reserve.

Reverse acquisition reserve

The reverse acquisition reserve arose during the period ended December 31, 2016 in respect of the reverse acquisition of Amryt Pharma plc by Amryt DAC. Since the shareholders of Amryt DAC became the majority shareholders of the enlarged Group, the acquisition is accounted for as though there is a continuation of Amryt DAC’s financial statements. The reverse acquisition reserve is created to maintain the equity structure of Amryt Pharma plc in compliance with UK company law.

Equity component of convertible notes

The equity component of convertible notes represents the equity component of the US$125,000,000 convertible debt and is measured by determining the residual of the fair value of the instrument less the estimated fair value of the liability component. The equity component is recognized in equity and is not subsequently remeasured.

Currency translation reserve

The currency translation reserve arises on the retranslation of non-U.S. dollar denominated foreign subsidiaries.

Accumulated deficit

Accumulated deficit represents losses accumulated in previous periods and the current year.

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11. Long term loan

	As at
	March 31, 2021 (unaudited)	December 31, 2020 (audited)
	US$’000	US$’000
Long term loan principal	89,472	88,037
Unamortized debt issuance costs	(703)	(735)
Long term loan	88,769	87,302

As part of the acquisition of Aegerion on September 24, 2019, Aegerion entered into a new U.S. dollar denominated US$81,021,000 secured term loan debt facility (‘‘Term Loan’’) with various lenders. The Term Loan is made up of a US$54,469,000 loan that was in place prior to the acquisition which was refinanced as part of the acquisition and a US$26,552,000 additional loan that was drawn down on September 24, 2019. The Term Loan has a five-year term from the date of the draw down, September 24, 2019 and matures on September 24, 2024. Under the Term Loan, interest will be payable at the option of the Group at the rate of 11% per annum paid in cash on a quarterly basis or at a rate of 6.5% paid in cash plus 6.5% paid in kind that will be paid when the principal is repaid, which rolls up and is included in the principal balance outstanding, on a quarterly basis. Unpaid accrued interest of US$1,431,000 as at March 31, 2021 is recognized in current liabilities with trade and other payables (December 31, 2020: $1,439,000). The Term Loan may be prepaid, in whole or in part, by Aegerion at any time subject to payment of an exit fee, which depending on the stage of the loan term, ranges from 5.00% to 0.00% of the principal then outstanding on the Term Loan.

In connection with the Term Loan, the Group incurred approximately US$870,000 of debt issuance costs, which primarily consisted of underwriting, legal and other professional fees. These costs are being amortized over the expected life of the loan using the effective interest method.

The Term Loan is guaranteed by Amryt and certain subsidiaries of the Group. In connection with the loan agreement, fixed and floating charges have been placed on property and undertakings of Amryt and certain subsidiaries of the Group.

The Term Loan agreement includes affirmative and negative covenants, including prohibitions on the incurrence of additional indebtedness, granting of liens, certain asset dispositions, investments, and restricted payments, in each case, subject to certain exceptions set forth in the Loan Agreement. The Term Loan agreement also includes customary events of default for a transaction of this type and includes (i) a cross-default to the occurrence of any event of default under material indebtedness of Aegerion and certain subsidiaries of the Group and Amryt, including the convertible notes, and (ii) Amryt or any of its subsidiaries being subject to bankruptcy or other insolvency proceedings. Upon the occurrence of an event of default, the lenders may declare all of the outstanding Term Loan and other obligations under the Term Loan agreement to be immediately due and payable and exercise all rights and remedies available to the lenders under the Term Loan agreement and related documentation. There have been no events of default or breaches of the covenants occurring for the three months ended March 31, 2021 (December 31, 2020: no events).

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12. Convertible notes

Total
US$’000
At January 1, 2020	96,856
Accreted interest	4,230
At December 31, 2020 (audited)	101,086
Accreted interest	1,130
At March 31, 2021 (unaudited)	102,216

As part of the acquisition, Aegerion issued convertible notes with an aggregate principal amount of US$125,000,000 to Aegerion creditors.

The convertible notes are senior unsecured obligations and bear interest at a rate of 5.0% per year, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2020. The convertible notes will mature on April 1, 2025, unless earlier repurchased or converted.

The convertible notes are convertible into Amryt’s ordinary shares at a conversion rate of 386.75 ordinary shares per US$1,000 principal amount of the convertible notes. If the holders elect to convert the convertible notes, Aegerion can settle the conversion of the convertible notes through payment or delivery of cash, common shares, or a combination of cash and common shares, at its discretion. As a result of the conversion feature in the convertible notes, the convertible notes were assessed to have both a debt and an equity component. The two components were assessed separately and classified as a financial liability and equity instrument. The financial liability component was measured at fair value based on the discounted cash flows expected over the expected term of the notes using a discount rate based on a market interest rate that a similar debt instrument without a conversion feature would be subject to. Refer to Note 10, Share capital and reserves, for further details on the equity component of the convertible notes.

From September 24, 2019 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their convertible notes, in multiples of US$1,000 principal amount, at the option of the holder.

The indenture does not contain any financial covenants or restrict the Group’s ability to repurchase securities, pay dividends or make restricted payments in the event of a transaction that substantially increases the Group’s level of indebtedness in certain circumstances.

The indenture contains customary terms and covenants and events of default. If an event of default (other than certain events of bankruptcy, insolvency or reorganization involving Aegerion, Amryt and certain subsidiaries of the Group) occurs and is continuing, the trustee by notice to Aegerion, or the holders of at least 25% in principal amount of the outstanding convertible notes by written notice to Aegerion and the trustee, may declare 100% of the principal of and accrued and unpaid interest, if any, on all of the convertible notes to be due and payable. Upon such a declaration of acceleration, such principal and accrued and unpaid interest, if any, will be due and payable immediately. Upon the occurrence of certain events of bankruptcy, insolvency or reorganization involving Aegerion, 100% of the principal and accrued and unpaid interest, if any, on the convertible notes will become due and payable automatically. Notwithstanding the foregoing, the indenture provides that, upon Aegerion’s election, and for up to 180 days, the sole remedy for an event of default relating to certain failures by Aegerion to comply with certain reporting covenants in the indenture consists exclusively of the right to receive additional interest on the convertible notes. There have been no events of default or breaches of the covenants occurring for the period ended March 31, 2021 (2020: no events).

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13. Provisions and other liabilities

	As at
	March 31, 2021 (unaudited)	December 31, 2020 (audited)
	US$’000	US$’000
Non-current liabilities
Provisions and other liabilities	22,292	21,382
Leases due greater than 1 year	4,357	4,569
	26,649	25,951
Current liabilities
Provisions and other liabilities	6,000	9,976
Leases due less than 1 year	967	963
	6,967	10,939
Total provisions and other liabilities	33,616	36,890

Legal matters

Prior to the acquisition of Aegerion by Amryt, Aegerion entered into settlement agreements with governmental entities including the Department of Justice (‘‘DOJ’’) and the FDA in connection with Juxtapid investigations. The settlement agreements require Aegerion to pay specified fines and engage in regulatory compliance efforts. Subsequent to the acquisition, Aegerion made US$23,036,000 of settlement payments, including interest. The settlements have been paid in full with the last payment completed in Q1 2021. There is no current liability recognized as at March 31, 2021 (December 31, 2020: US$3,976,000). There is no non-current liability at March 31, 2021 (December 31, 2020: nil).

Other matters

The Group recognizes a liability for legal contingencies when it believes that it is both probable that a liability has been incurred and that it can reasonably estimate the amount of the loss. The Group reviews these accruals and adjusts them to reflect ongoing negotiations, settlements, rulings, advice of legal counsel and other relevant information. To the extent new information is obtained and the Group’s views on the probable outcomes of claims, suits, assessments, investigations or legal proceedings change, changes in the Group’s liability accrual would be recorded in the period in which such determination is made. At March 31, 2021 the Group had recognized liabilities of US$6,000,000 in relation to ongoing legal matters (December 31, 2020 US$6,000,000).

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14. Fair value measurement and financial risk management

Categories of financial instruments

	As at
	March 31, 2021 (unaudited)	December 31, 2020 (audited)
	US$’000	US$’000
Financial assets (all at amortized cost):
Cash and cash equivalents	118,551	118,798
Trade receivables	37,224	33,057
Total financial assets	155,775	151,855

Financial liabilities:
At amortized cost
Trade payables and accrued expenses	83,631	89,300
Lease liabilities	5,324	5,532
Other liabilities	22,292	25,358
Convertible notes	102,216	101,086
Long term loan	88,769	87,302
Contingent value rights	63,180	61,417
At fair value
Contingent consideration	85,884	86,906
Total financial liabilities	451,296	456,901
Net	(295,521)	(305,046)

Financial instruments evaluated at fair value can be classified according to the following valuation hierarchy, which reflects the extent to which the fair value is observable:

•	Level 1: fair value evaluations using prices listed on active markets (not adjusted) of identical assets or liabilities.
•	Level 2: fair value evaluations using input data for the asset or liability that are either directly observable (as prices) or indirectly observable (derived from prices), but which do not constitute listed prices pursuant to Level 1.
•	Level 3: fair value evaluations using input data for the asset or liability that are not based on observable market data (unobservable input data).

The contingent consideration has been valued using Level 3. The contingent consideration comprises:

•	Contingent consideration relating to the acquisition of Amryt GmbH (see Note 5, Business combinations and asset acquisitions) that was measured at US$85,884,000 as at March 31, 2021 (December 31, 2020: US$86,906,000). The fair value comprises royalty payments which was determined using probability weighted revenue forecasts and the fair value of the milestones payments which was determined using probability adjusted present values. It also included a revision to the discount rate used, and revenue and costs forecasts have been amended to reflect management’s current expectations.

Impact of key unobservable input data

•	An increase of 10% in estimated revenue forecasts would result in an increase to the fair value of US$6,009,000. A decrease would have the opposite effect.
•	A 5% increase in the discount factor used would result in a decrease to the fair value of US$14,718,000. A decrease of 5% would result in an increase to the fair value of US$19,539,000.
•	A six-month delay in the launch date for Oleogel-S10 would result in a decrease to the fair value of US$8,576,000.

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15. Events after the reporting period

On May 5, 2021, Amryt announced that it had signed a definitive agreement to acquire Chiasma, Inc. (“Chiasma”) in an all-stock combination. The combined company will be a global leader in rare and orphan diseases with three on-market commercial products, a global commercial and operational footprint and a significant development pipeline of therapies with the financial flexibility to execute its growth plans. The transaction has been approved and recommended by the Boards of both Amryt and Chiasma.

Under the terms of the transaction, each share of Chiasma common stock issued and outstanding prior to the consummation of the transaction will be exchanged for 0.396 Amryt ADSs, each representing five Amryt ordinary shares. As of the close of trading on May 4, 2021 Amryt’s ordinary shares on AIM were £2.00 ($2.78) per share and Amryt’s ADS’s on Nasdaq were $12.95 (£9.31) per ADS.

There were no other significant events since the end of the reporting period.

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